General Employment

TRIAD Personnel

February 13, 2015

Via E-mail

Kristina Aberg, Staff Attorney

Division of Corporation Finance

United States

Security and Exchange Commission

Washington, D.C. 20549

Re:	General Employment Enterprises, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed January 2, 2015
File No. 001-05707

Dear Ms. Aberg:

This email is in response to your letter, referenced above, with the following comment/request:

General

1.	We note that in connection with your acquisition of Scribe Solutions Inc. you plan to issue up to 640,000 shares of Series A Preferred Stock, which are immediately convertible into 32,000,000 shares of your common stock, and a warrant to purchase up to 6,350,000 shares of your common stock at a purchase price of $.20 per share. We further note that you intend to submit an Additional Listing Application to the NYSE MKT in order to list these shares of common stock comprising the acquisition consideration. Please tell us how these transactions comply with Section 5 of the Securities Act.

Response: The issuance of Series A Preferred Stock and common stock purchase warrants in connection with the acquisition of 100% of the membership interests of Scribe Solutions, LLC, is exempt from registration under the Regulation D, Rule 506(b), as promulgated under the Securities Act of 1933, as amended (the “Act”), and Rule 4(a)(2) thereunder. We have added the foregoing disclosures in the appropriate sections of the Preliminary Information Statement on Schedule 14C (the“Information Statement”).

2.	Please provide the disclosure required by Item 11(b) of Schedule 14A with respect to the warrants to be issued.

Response: We have revised the Information Statement to include the disclosures required by Item 11(b) of Schedule 14A with respect to the warrants to be issued.

General Employment Enterprises, Inc.

TRIAD Personnel Services, Inc.

184 Shuman Blvd., Ste 420, Naperville, IL 60563

(630) 954-0400    FAX (630) 566-0635

General Employment

TRIAD Personnel

3.	It appears that certain financial statements, including financial statements of Scribe Solutions Inc., may be required by Items 11(e) and 13(a)(1) of Schedule 14A and Regulation S-X. Additionally, we were unable to locate the other disclosures required by Item 13(a) of Schedule 14A. Please revise your disclosure to include such financial statements and other information, or provide us with a detailed response as to why you believe you are not required to include this disclosure.

Response: We have revised the Information Statement to include additional financial statements, including financial statements of Scribe Solutions, Inc., pursuant to Items 11(e) and 13(a)(1) of Schedule 14A and Regulation S-X. We believe the financial information presently included in the Information Statement provides the reader with the financial information necessary to review and analyze the proposed transactions, noting the proposed transactions have already been approved by the Company’s Board of Directors and holders of a majority of the Company’s issued and outstanding common stock.

4.	We were unable to locate the disclosures required by Item 14 of Schedule 14A. Please revise your disclosure to include this information or provide us with a detailed response as to why you believe you are not required to include this disclosure.

Response: We have revised the Information Statement to include additional disclosures pursuant to Item 14 of Schedule 14A. We believe the additional information presently included in the Information Statement provides the reader with the information necessary to review and analyze the proposed transactions, noting the proposed transactions have already been approved by the Company’s Board of Directors and holders of a majority of the Company’s issued and outstanding common stock.

Sincerely,

Andrew J. Norstrud
Chief Executive Officer

cc: Clint J. Gage, Esq.

General Employment Enterprises, Inc.

TRIAD Personnel Services, Inc.

184 Shuman Blvd., Ste 420, Naperville, IL 60563

(630) 954-0400    FAX (630) 566-0635